UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 29th May, 2019	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 24th May, 2019 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Outcome of the Board meeting of the Bank held on 22nd May, 2019.

Exhibit I

24th May, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Re: Outcome of Board Meeting held on 22nd May, 2019

Dear Sirs,

We wish to inform you that the Board of Directors of the Bank, at its meeting held today, decided as follows:

1.	The 25thAnnual General Meeting (‘AGM’) of the Bank will be held on Friday, 12th July, 2019 at 2.30 p.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai - 400 020.

2.

The record date has been fixed as 21st June, 2019 for the purpose of ascertaining the entitlement of dividend of Rs. 15/- per equity share recommended by the Board at its previous meeting held on 20thApril, 2019. If approved at the AGM, the probable date of payment of dividend in electronic form would be 15th July, 2019 onwards and for dispatch of physical dividend warrants, it would be 16th July, 2019 onwards.

3.	Further, the Board of Directors has considered and approved the following:

a)

Sub-division of Equity Shares of the Bank from one (1) Equity Share of face value of Rs. 2/- each to two (2) Equity Shares of face value of Rs. 1/- each at a Record Date to be determined by the Board of Directors subject to and subsequent to the approval of the shareholders at the 25th AGM.

b)	The alteration of ‘‘Capital Clause - Clause V’’ of the Memorandum of Association of the Bank, subject to the approval of the Members of the Bank at the 25th AGM.

The detailed disclosures as regards the sub-division in accordance with Regulation 30 of the SEBI Listing Regulations and the relevant SEBI circular are given as an Annexure to this intimation.

Thanking You,

Yours Faithfully

For HDFC Bank Ltd

Sd/-

Santosh Haldankar

Vice President - Legal & Company Secretary

Annexure

Disclosures under Regulation 30 of SEBI Listing Regulations and the relevant SEBI circular as regards sub-division of equity shares of the Bank:

Sr. No.	Particulars	Details
1.	Sub-division ratio	Sub-division of Equity Shares of the Bank from one (1) Equity Share of face value of Rs. 2/- each to two (2) Equity Shares of face value of Rs. 1/- each

2.	Rationale behind the Sub-division	Owing to the Bank’s strong financial performance and sound asset quality, the market price of the Bank’s equity shares has grown steadily over the past several years. To augment the affordability of the Bank’s equity shares and participation of the retail/ individual investors and thereby facilitate more liquidity of the Bank’s equity shares, sub-division of the Equity Shares is proposed.

3.	Pre and Post share capital – authorized, paid-up and subscribed	Authorized Share Capital:

		Pre sub-division	Post sub-division
		Rs. 650,00,00,000 divided into	Rs. 650,00,00,000 divided into
		325,00,00,000 fully paid-up	650,00,00,000 fully paid-up
		Equity Shares of Rs. 2/- each	Equity Shares of Rs. 1/- each

Paid-up and subscribed Share Capital:

The pre-split and post-split Share Capital will be disclosed by the Bank as on the Record Date to be determined for the sub-division. The Board of Directors shall determine the Record Date at a Board meeting subsequent to the approval of the shareholders of the Bank at the 25th AGM.

4.	Expected time of completion	Approximately within 3-4 months of the approval the shareholders of the Bank at the 25th AGM.

5.	Class of shares which are sub-divided;	Existing Equity Shares of face value of Rs. 2/- each

6.	Number of shares of each class pre and post sub-division	Refer point no. 3 above

7.	Number of shareholders who did not get any shares in consolidation and their pre-consolidation shareholding.	Not Applicable

For HDFC Bank Ltd

Sd/-

Santosh Haldankar

Vice President - Legal & Company Secretary